Exhibit 99.1

Neptune Signs an Extraction Agreement in the U.S. and Expands U.S. Sales Team

LAVAL, QC, Oct. 17, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce that it entered into an agreement to provide extraction services to a large U.S.-based farming services operation. Under the contract terms, Neptune will receive hemp biomass to be processed and transformed into crude oil extracts. The 2-year agreement could reach a total value in excess of US$20 million. The first shipment of biomass is expected to arrive at Neptune's North Carolina facility in the coming weeks.

"This large contract will support our capacity expansion at our North Carolina facility and better position us to serve the growing United States market. Our expansion in North Carolina is on time and on budget with extraction capacity expected to reach an annual run-rate of 1,500,000 kg of biomass by December 2019. Demand for extraction and formulation services in the U.S. is currently strong with the ongoing harvest season and our tolling and formulation pipeline to deliver high quality full and broad spectrum extracts remains robust. This announcement represents a further step towards our customer and geographic diversification strategy," said Michael Cammarata, Neptune's CEO.

Neptune also recently appointed Brett DuBose as Vice-President of Sales for the U.S. Region. Brett has more than 20 years of sales experience, most recently with Lonza Consumer Health and Nutrition where he was Associate Director Sales, for the Eastern U.S and Canada. He has also worked for 14 years at Pfizer in the Capsugel division, his last role being a Sales Manager Generic & Dietary Supplement. "With his extensive industry contacts and experience, Brett will play a key role in helping Neptune accelerate its market penetration in the U.S.," said Mr. Cammarata.

Once Neptune's near-term capacity expansion plans are complete and the Canadian expansion approved by Health Canada, the Company is expected to have a total extraction capacity of 3,000,000 kg of biomass annually, spread equally between Canada and the U.S.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward-Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should", "likely" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 17-OCT-19